29 December 1999

Ref: 67/99

BHP ANNOUNCES FIRST OIL FROM BUFFALO OIL FIELD

The Broken Hill Proprietary Company Limited (BHP) on behalf of its joint venture partner, Canadian Occidental Petroleum Ltd, today announced the start of oil production from the Buffalo Oil Field.

The field is located in licence WA-260-P approximately 560 kilometres north west of Darwin in Australian Commonwealth waters. The field has been developed using an unmanned minimum wellhead platform linked to a leased Floating Production Storage and Offloading System (FPSO), the Buffalo Venture.

The development is operated by BHP and gross production is expected to peak at 40 000 barrels per day over a three year field life. The BHP share of proven and probable reserves is around 10 million barrels.

The participants are BHP 50 per cent (operator) and Canadian Occidental Petroleum 50 per cent.

BHP Petroleum President, Philip Aiken said: "This project has been executed in three years from its discovery in 1996 and has been delivered on schedule and below budget - it is a tribute to those involved.

"Buffalo will make a significant short term contribution to our profit and cash flow and is one of a number of new or incremental oil production projects that we are undertaking offshore Western Australia. The Laminaria/Corralina oil field commenced production in November and an infield and nearfield drilling programme is planned for the Griffin field which will enhance production levels and offer potential for satellite development."

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For more information:

Media Relations: Dr Malcolm Garratt, Manager External Affairs

BHP Petroleum - Melbourne

Tel: +61 3 9652 6872

Mobile: +61 419 582 255

Pierre Hirsch

Investor Relations Manager, North America

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au

The Buffalo Project

Prepared: December 1999

General

  The Buffalo oil field is located in permit WA-260-P, in the Timor Sea. It lies approximately 560 kilometres north west of Darwin, and is located in Australian waters in the same general area as the Laminaria/Corallina fields.
  BHP Petroleum is the field operator, with 50 per cent ownership. Canadian Petroleum (CanPet), a subsidiary of Canadian Occidental Petroleum Ltd. of Calgary, Canada, is a 50 per cent farm-in partner. Under the 1997 agreement CanPet acquired a 50 per cent interest in WA-260-P (excluding the Laminaria East field) in return for expenditure commitment to future exploration obligations and for a proportion of the development expenditure for the Buffalo field.
  Peak production rates of 40,000 barrels per day are expected
  The FPSO is located in a water depth of 300 metres, the deepest FPSO project yet operated by BHP
  The project has been delivered three years from its discovery in 1996 and fifteen months after Board approval.

Reserves

  Buffalo has proven and probable (P50) reserves of around 20 million barrels of oil. The BHP share is approximately 10 million barrels.
  Field life is expected to be approximately three years.
  Buffalo crude is a light oil (53.3 degrees API) with a very low gas-oil ratio (120 scf/bbl).

Development

  The Buffalo oil field is being developed using two wells connected to an unmanned minimum Wellhead Platform with a Floating Production, Storage and Offloading facility (FPSO), the Buffalo Venture. The 103,000 DWT vessel is BHP-operated and leased from MODEC, Inc (of the Mitsui group).
  The Buffalo Venture is permanently moored. It has a storage capacity of around 740,000 barrels.
  The BHP Board approved the development of the Buffalo oil field in September 1998, government approvals were obtained in 1999

Operations

  A five slot unmanned wellhead platform produces unstabilised crude from two wells to the Buffalo Venture.
  The wellhead platform is located on top of a shallow bank ('Big Bank') in about 30 metres of water. It is remotely controlled from the FPSO, located about two kilometres away in around 300 metres of water.
  Peak production is expected to be approximately 40,000 barrels per day. The FPSO is designed to be debottlenecked to 60,000 barrels per day with minimal expense.
  The Buffalo Venture is designed to separate oil, gas and water, fully stabilise the oil, provide gas lift, fully treat and discharge produced water, flare the small quantities of excess gas not consumed by the system, store the produced oil and off-load the product to shuttle tankers.

Field History

  BHP was awarded WA-260-P in December 1995 for an initial six year period.
  The field was discovered by the Buffalo-1 exploration well in October 1996, seven kilometres south-east of Laminaria East, when the well tested at 12,000 stb/d.
  The Buffalo-2 well was drilled in May 1997 to appraise the easterly extent of the Buffalo field, and confirmed the presence of hydrocarbons.
  In December 1997 BHP Petroleum entered into a farm-in agreement with Canadian Petroleum (CanPet) covering the WA-260-P exploration permit and Buffalo. As part of the farm-in, CanPet gained 50 per cent equity in the project and pays the greater proportion of the exploration and development costs.

Safety and Environment

  BHP's safety and environmental policies and standards have been implemented in the development and a Safety Case has been completed.
  During the development of the project, extensive baseline environmental data was collected by BHP in the region, and the existing environmental conditions in the area are well understood.
  At the end of the project the wellhead platform, the FPSO and its moorings will be removed.

Supply and Logistics

  The supply base for the project is based in Darwin, NT.
  Operations management is based in Perth, WA.

Other oil developments in Australia

  The Buffalo field represents one of a number of new or incremental oil projects in Western Australia.
  Production commenced from the Woodside-operated Laminaria/Corallina fields in November 1999. BHP has a 32.6% interest in the Laminaria field and a 25% interest in the Corallina field. The BHP share of proven reserves is 43 million barrels.
  BHP Petroleum has a program of infield and nearfield drilling for the Griffin fields (BHP share 45% and operator) which is designed to support the existing oil production profile. Two infield wells and three nearfield wells are scheduled to be drilled by the end of April 2000. The nearfield drilling program offers the potential for tie-back to the Griffin Venture. Recent production levels have been in excess of 40.000 barrels per day gross.

Prepared by: BHP Petroleum External Affairs

Contact: Dr. Malcolm Garratt

Manager External Affairs - Melbourne

Phone: +61 3 9652 6872

Fax: +61 3 9652 6494